City of Buenos Aires, July 16, 2024 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. Mercado Abierto Electrónico S.A. (MAE) Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing in accordance with Section 2 of Chapter I, Title XII of the Argentine National Securities Commission (“Comisión Nacional de Valores”) Regulations (2013 revised version). In this regard, we hereby inform that on July 15, 2024 our indirect controlling shareholder, InterCement Participações S.A.(“InterCement”) together with its subsidiary, InterCement Brasil S.A., its subsidiaries in the Netherlands and Spain, and its controlling shareholder, Mover Participações S.A., have filed for a protective injunction (the “Preliminary Injunction”) in Brazil in support of a court-supervised interim collective mediation process with its principal financial creditors. Loma Negra is not part of the Preliminary Injunction requested by InterCement and its affiliated companies. InterCement and its affiliates referred to above requested the Preliminary Injunction to permit a stable negotiating environment in the mediation process among InterCement, these affiliates and their principal financial creditors. Also, it was informed that the Preliminary Injunction does not affect InterCement or these affiliates’ obligations to their suppliers, employees, customers, service providers and business partners, as they continue to operate normally. InterCement also informed that the exclusivity agreement executed on May 1, 2024 with Companhia Siderúrgica Nacional (CSN) with respect to CSN’s potential acquisition of all of the outstanding shares of InterCement’s capital stock expired in accordance with its terms on July 12, 2024 and, as of the date hereof, has not been renewed. Loma Negra will keep its investors and the general market informed and reaffirms its transparency commitment. Sincerely, ______________________ Marcos Isabelino Gradin Investor Relations Officer LOMA NEGRA C.I.A.S.A.